

Glen Manor Apartments Glenolden, PA





The Village at Marshfield Marshfield, MA

Fourth Quarter & Full Year 2013

Earnings Release & Supplemental Information



Fox Hall Apartments Baltimore, MD



Southern Meadows Bayport, NY

850 Clinton Square, Rochester, NY 14604

585-546-4900 | www.HomeProperties.com

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Home Properties, Inc.
Earnings Release and Supplemental Information
Fourth Quarter 2013
Table of Contents



FOR IMMEDIATE RELEASE

Home Properties Reports Fourth Quarter and Full Year 2013 Results

ROCHESTER, N.Y., February 6, 2014 – Home Properties, Inc. (NYSE: HME) today released financial results for the fourth quarter and year ended December 31, 2013. All results are reported on a diluted basis.

"Home Properties continued its track record of consistent performance in 2013, delivering solid operating results as well as further strengthening its balance sheet to enhance future financial flexibility," said Edward J. Pettinella, Home Properties President and CEO.

Earnings per share ("EPS") for the quarter ended December 31, 2013 was $0.99 compared to $1.34 for the quarter ended December 31, 2012. The $0.35 reduction in fourth quarter 2013 EPS was primarily attributable to a $24.7 million lower gain on dispositions of property, partially offset by an $8.0 million increase in income from continuing operations from both the properties owned throughout 2012 and 2013 (the "Core" properties) and those acquired, developed or redeveloped subsequent to January 1, 2012 (the "Non-Core" properties). EPS for the year ended December 31, 2013 was $2.93 compared to $2.69 for the year ended December 31, 2012. The $0.24 increase in EPS in 2013 is primarily attributable to a $33.6 million increase in income from continuing operations.

For the quarter ended December 31, 2013, Funds From Operations ("FFO") was $75.2 million, or $1.11 per share, compared to $68.3 million, or $1.09 per share, for the quarter ended December 31, 2012, which equates to a 1.6% increase on a per-share basis. FFO for the year ended December 31, 2013 was $4.37 per share, compared to $4.13 per share in the year-ago period, which equates to a 5.9% increase on a per-share basis. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Fourth Quarter Operating Results

For the fourth quarter of 2013, same-property comparisons (for 112 Core properties containing 38,440 apartment units owned since January 1, 2012) reflected an increase of 2.9% in base rental rates and an increase of 2.7% in total revenues compared to the same quarter a year ago. Net operating income ("NOI") increased by 3.2% from the fourth quarter of 2012. Property level operating expenses increased by 1.9% compared to the prior year quarter, primarily due to increases in repairs & maintenance, legal & professional expense, and snow removal costs, which were partially offset by a decrease in natural gas heating costs.

Average physical occupancy for the Core properties was 94.9% during the fourth quarter of 2013, compared to 95.4% during the fourth quarter of 2012. Average monthly rental rates of $1,309 represent a 2.9% increase compared to the year-ago period.

On a sequential basis, compared to the 2013 third quarter results for Core properties, rental income (excluding utility recovery) increased 0.6% in the fourth quarter of 2013, total revenues increased 1.3%, expenses were up 2.3% and NOI increased 0.7%. Average physical occupancy decreased 0.1% to 94.9%.

Physical occupancy for the 3,640 apartment units acquired/developed/redeveloped between January 1, 2012 and December 31, 2013 averaged 92.0% during the fourth quarter of 2013, at average monthly rents of $1,314.

Full Year Operating Results

For the year ended December 31, 2013, same-property comparisons for the Core properties reflected an increase in total revenues of 3.2% and an increase in total expenses of 1.8%, resulting in a 4.0% increase in NOI compared to 2012. Property level operating expenses increased primarily due to personnel expense, real estate taxes and snow removal costs. These increases were partially offset by decreases in repairs & maintenance, office & telephone and property insurance expense.

Average physical occupancy for the Core properties was 95.3% during 2013, down slightly from 95.4% a year ago, with average monthly rental rates of $1,294, an increase of 3.2% over the prior year period.

Acquisitions/Dispositions

As previously reported, during the fourth quarter of 2013, the Company acquired one apartment community with 205 units in the Philadelphia region and one apartment community with 252 units in the Boston region. The combined purchase price of $55.8 million was paid in cash. In connection with these acquisitions, closing costs of $0.2 million were incurred and are included in other expenses in the fourth quarter of 2013.

During the fourth quarter of 2013, as previously reported, the Company sold a 344-unit apartment community in the Washington, D.C. region for $68 million. A gain on sale of $36.2 million was recorded in the fourth quarter of 2013 related to this sale.

For the year ended December 31, 2013, the Company sold four apartment communities with 1,013 units for a total consideration of $192.1 million. The weighted average historical capitalization rate on these sales was 5.8% after applying a 2.7% management fee and before capital expenditures.

Development

Construction continued as planned on Eleven55 Ripley and Courts at Spring Mill Station.

The Company purchased a land parcel located in Linthicum, Md. in the fourth quarter of 2013 for $13.8 million, which includes the closing costs. A construction start date for the approximately 300 apartment units which will comprise the Concorde Circle community has not been determined, but is not anticipated to occur earlier than late 2014 or into 2015.

Capital Markets Activities

On November 11, 2013, Moody's Investors Services assigned a Baa2 issuer rating to Home Properties.

As of December 31, 2013, the Company's ratio of debt-to-total market capitalization was 40.5% (based on a December 31, 2013 stock price of $53.62 used to determine equity value), with $193 million outstanding on its $450 million revolving credit facility and $9.9 million of unrestricted cash on hand. Total debt of $2.5 billion was outstanding, at interest rates averaging 4.4% and with staggered maturities averaging four years. Approximately 89% of total indebtedness was at fixed rates. Interest coverage for the quarter was 3.9 times and the fixed charge ratio was 3.6 times. For the full year, interest coverage was 3.5 times and the fixed charge ratio was 3.3 times.

During the quarter, the Company repaid a $27.6 million variable-rate mortgage in connection with a property disposition, which triggered a prepayment penalty of $0.3 million. In addition, the Company repaid two mortgages securing one property totaling $29.1 million. This property is now part of the unencumbered asset pool. As of December 31, 2013, the unencumbered asset pool represented 47.8% of total value, up from 37.5% at December 31, 2012.

During the fourth quarter of 2013, the Company did not issue any new shares through its At-The-Market equity offering program. There are approximately two million common shares that remain available under this program.

Outlook

For 2014, the Company expects FFO between $4.44 and $4.60 per share, which will produce FFO per share growth of 1.6% to 5.3% when compared to 2013 results. "FFO growth in 2014, especially the first half of the year, is impacted by the continued dilution from the Company's July 2013 public stock offering," said David P. Gardner, Executive Vice President and Chief Financial Officer.

The guidance range on FFO per share results for the first quarter of 2014 is $1.02 to $1.06. This guidance range reflects management's current assessment of economic and market conditions. The assumptions for the 2014 projections are included with the published supplemental information.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, geographic market breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section or e-mail upon request.

Fourth Quarter 2013 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast on February 7, 2014 at 11:00 AM ET to review and comment on the information reported in this release. The webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of the website homeproperties.com. For live audio-only participation, please dial 800-913-1647 (International 212-231-2900).

First Quarter 2014 Conference/Event Schedule

Home Properties is scheduled to participate in Wells Fargo Securities' Real Estate Securities Conference on February 27, 2014 in New York City and in Citi's 2014 Global Property CEO Conference March 3-5, 2014 in Hollywood, FL. Presentation materials will be available at www.homeproperties.com in the "Investors" section.

First Quarter 2014 Earnings Release and Conference Call

The Company's first quarter 2014 financial results are scheduled to be released after the stock market closes on Thursday, May 1, 2014. A conference call, which will be simultaneously webcast, is scheduled for Friday, May 2, 2014 at 11:00 AM ET and will be accessible following the instructions above for the current quarter's conference call.

This release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast and Mid-Atlantic markets. An S & P 400 Company, Home Properties owns and operates 120 communities containing 42,297 apartment units. For more information, visit Home Properties' website at www.homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

Fourth Quarter Results:	**Avg. Physical Occupancy**[a]		**4Q 2013**	**4Q 2013 vs. 4Q 2012 % Growth**			
	4Q 2013	**4Q 2012**	**Average Monthly Rent/ Occ Unit**	**Base Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[b]	94.9%	95.4%	$1,309	2.9%	2.7%	1.9%	3.2%
Non-Core Properties[c]	92.0%	NA	$1,314	NA	NA	NA	NA
TOTAL PORTFOLIO	94.7%	NA	$1,310	NA	NA	NA	NA

Year-To-Date Results:	**Avg. Physical Occupancy**[a]		**YTD 2013**	**YTD 2013 vs. YTD 2012 % Growth**			
	YTD 2013	**YTD 2012**	**Average Monthly Rent / Occ Unit**	**Base Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[b]	95.3%	95.4%	$1,294	3.2%	3.2%	1.8%	4.0%
Non-Core Properties[c]	91.0%	NA	$1,306	NA	NA	NA	NA
TOTAL PORTFOLIO	95.0%	NA	$1,295	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties consist of 112 properties with 38,440 apartment units owned throughout 2012 and 2013.

[c] Non-Core Properties consist of 7 properties with 3,640 apartment units acquired, developed, or redeveloped subsequent to January 1, 2012, such that full year comparable operating results are not available. Non-Core Properties excludes properties still under development where construction is not 100% complete.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

| | Three Months Ended December 31 | | Year Ended December 31 | |
	2013	2012	2013	2012
Rental income	$153,793	$149,169	$608,994	$575,969
Property other income	13,490	12,896	53,426	50,709
Other income	508	247	1,180	311
Total revenues	167,791	162,312	663,600	626,989
Operating and maintenance	59,647	58,553	238,510	229,290
General and administrative	5,935	6,807	28,507	34,174
Interest	26,334	31,597	113,911	123,874
Depreciation and amortization	44,335	42,074	172,903	161,047
Other expenses	264	15	312	2,741
Total expenses	136,515	139,046	554,143	551,126
Income from continuing operations	31,276	23,266	109,457	75,863
Discontinued operations				
Income (loss) from discontinued operations	(247)	(88)	917	7,227
Gain on disposition of property	36,201	60,865	81,205	80,532
Discontinued operations	35,954	60,777	82,122	87,759
Net income	67,230	84,043	191,579	163,622
Net income attributable to noncontrolling interest	(10,311)	(14,269)	(30,706)	(28,320)
Net income attributable to common stockholders	$ 56,919	$ 69,774	$160,873	$135,302
Reconciliation from net income attributable to common stockholders to Funds From Operations:				
Net income attributable to common stockholders	$ 56,919	$ 69,774	$160,873	$135,302
Real property depreciation and amortization	43,792	42,970	172,624	166,411
Noncontrolling interest	10,311	14,269	30,706	28,320
Gain on disposition of property	(36,201)	(60,865)	(81,205)	(80,532)
FFO - basic and diluted, as defined by NAREIT	74,821	66,148	282,998	249,501
Loss from early extinguishment of debt in connection with sale of real estate	366	2,157	1,782	2,157
FFO - basic and diluted [1]	$ 75,187	$ 68,305	$284,780	$251,658

[1] Pursuant to the updated guidance for Funds From Operations provided by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, impairment write-downs of depreciable real estate, noncontrolling interest and extraordinary items plus depreciation from real property. The Company adds back debt extinguishment costs and other one-time costs incurred as a result of repaying property specific debt triggered upon sale of a property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended December 31		Year Ended December 31	
	2013	**2012**	**2013**	**2012**
FFO – basic and diluted	$ 75,187	$ 68,305	$ 284,780	$ 251,658
FFO – basic and diluted	$ 75,187	$ 68,305	$ 284,780	$ 251,658
Acquisition costs of closed deals included in other expenses	264	15	312	2,741
Operating FFO [2]	$ 75,451	$ 68,320	$ 285,092	$ 254,399
FFO – basic and diluted	$ 75,187	$ 68,305	$ 284,780	$ 251,658
Recurring non-revenue generating capital expenses	(8,857)	(9,163)	(35,687)	(36,457)
AFFO [3]	$ 66,330	$ 59,142	$ 249,093	$ 215,201
Operating FFO	$ 75,451	$ 68,320	$ 285,092	$ 254,399
Recurring non-revenue generating capital expenses	(8,857)	(9,163)	(35,687)	(36,457)
Operating AFFO [2] [3]	$ 66,594	$ 59,157	$ 249,405	$ 217,942
Weighted average shares/units outstanding:				
Shares – basic	56,944.9	51,314.0	54,328.5	49,744.6
Shares – diluted	57,327.9	51,920.1	54,820.2	50,382.6
Shares/units – basic [4]	67,270.3	61,829.4	64,702.1	60,364.7
Shares/units – diluted [4]	67,653.3	62,435.6	65,193.8	61,002.7
Per share/unit:				
Net income – basic	$1.00	$1.36	$2.96	$2.72
Net income – diluted	$0.99	$1.34	$2.93	$2.69
FFO – basic	$1.12	$1.10	$4.40	$4.17
FFO – diluted	$1.11	$1.09	$4.37	$4.13
Operating FFO [2]	$1.12	$1.09	$4.37	$4.17
AFFO [3]	$0.98	$0.95	$3.82	$3.53
Operating AFFO [2] [3]	$0.98	$0.95	$3.83	$3.57
Common Dividend paid	$0.70	$0.66	$2.80	$2.64

[2] Operating FFO is defined as FFO adjusted for the addback of acquisition costs on closed deals.

[3] Adjusted Funds From Operations ("AFFO") is defined as FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $848 per apartment unit. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[4] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	December 31, 2013	December 31, 2012
Land	$ 786,868	$ 791,604
Construction in progress	187,976	83,241
Buildings, improvements and equipment	4,645,921	4,580,381
	5,620,765	5,455,226
Accumulated depreciation	(1,243,243)	(1,108,840)
Real estate, net	4,377,522	4,346,386
Cash and cash equivalents	9,853	21,092
Cash in escrows	23,738	26,971
Accounts receivable	14,937	13,406
Prepaid expenses	22,089	19,504
Deferred charges	11,945	13,429
Other assets	7,793	10,704
Total assets	$4,467,877	$4,451,492
Mortgage notes payable	$1,814,217	$2,165,027
Unsecured notes payable	450,000	450,000
Unsecured line of credit	193,000	162,500
Accounts payable	27,540	22,691
Accrued interest payable	8,392	9,974
Accrued expenses and other liabilities	33,936	33,887
Security deposits	18,479	19,146
Total liabilities	2,545,564	2,863,225
Common stockholders' equity	1,629,253	1,320,968
Noncontrolling interest	293,060	267,299
Total equity	1,922,313	1,588,267
Total liabilities and equity	$4,467,877	$4,451,492
Total shares/units outstanding:		
Common stock	56,961.6	51,508.1
Operating partnership units	10,287.2	10,455.6
	67,248.8	61,963.7

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

###

Property Results

Fourth Quarter 2013

Region	# of Units	4Q '13 Company % Units [1]	Date Acquired [2]	4Q '13 Rent/Mo	4Q '13 Occup	4Q '12 Occup	4Q '13 Versus 4Q '12 % Growth: Rental Rates [3]	4Q '13 Versus 4Q '12 % Growth: Total Revenue	4Q '13 Versus 4Q '12 % Growth: Total Expense	4Q '13 Versus 4Q '12 % Growth: Total NOI	4Q '13 Company % NOI [1]
Baltimore											
Annapolis Roads	282		6/17/2010	$ 1,337	89.8%	89.8%	2.6%	1.6%	2.6%	1.0%	
Bonnie Ridge	960		7/1/1999	1,174	94.3%	94.7%	1.5%	(1.2%)	3.5%	(3.4%)	
Canterbury	618		7/15/1999	1,062	94.5%	93.3%	3.9%	5.7%	5.0%	6.1%	
Charleston Place	858		9/30/2010	1,248	96.1%	96.0%	3.8%	4.7%	11.8%	1.9%	
Country Village	344		4/30/1998	1,046	93.4%	92.9%	(1.8%)	(2.5%)	(4.5%)	(1.3%)	
Dunfield	312		11/1/2007	1,248	95.7%	95.8%	2.4%	2.2%	13.6%	(2.5%)	
Fox Hall	720		3/28/2007	943	93.3%	91.6%	4.4%	9.3%	3.1%	13.7%	
Gateway Village	132		7/15/1999	1,435	96.8%	96.2%	4.3%	5.0%	2.4%	6.4%	
Heritage Woods	164		10/4/2006	1,186	94.4%	94.8%	0.1%	0.0%	3.3%	(1.6%)	
Howard Crossing	1,350		6/28/2012	1,149	94.0%	89.9%	1.8%	5.6%	(3.5%)	10.8%	
Middlebrooke	208		4/1/2010	1,025	96.2%	95.9%	2.9%	4.1%	(3.7%)	8.4%	
Mill Towne Village	384		5/31/2001	965	94.0%	96.2%	3.3%	(0.2%)	(0.2%)	(0.2%)	
Morningside Heights	1,050		4/30/1998	982	92.7%	92.5%	4.0%	4.3%	1.0%	6.0%	
Owings Run	504		7/15/1999	1,316	94.9%	94.6%	2.4%	4.2%	1.7%	5.3%	
Ridgeview at Wakefield Valley	204		1/13/2005	1,271	94.0%	94.8%	3.2%	2.8%	3.5%	2.3%	
Saddle Brooke	468		10/29/2008	1,166	95.8%	93.0%	3.5%	7.1%	0.2%	10.5%	
Selford	102		7/15/1999	1,477	98.1%	96.8%	3.4%	8.1%	0.3%	11.4%	
The Apts. at Cambridge Court	544		8/23/2011	1,370	91.6%	92.5%	(0.8%)	(0.9%)	1.4%	(2.1%)	
The Coves at Chesapeake	469		11/20/2006	1,349	91.8%	94.6%	2.9%	0.7%	2.6%	(0.1%)	
The Greens at Columbia	168		7/29/2010	1,500	92.2%	95.5%	3.3%	0.3%	0.8%	0.0%	
Top Field	156		10/4/2006	1,366	94.9%	95.9%	3.6%	2.6%	5.8%	1.3%	
Village Square	370		7/15/1999	1,239	96.5%	94.4%	3.0%	5.3%	3.5%	6.2%	
Westbrooke	110		4/1/2010	916	95.4%	95.1%	3.9%	4.2%	(3.4%)	10.2%	
Total Baltimore	10,477	24.8%		$ 1,170	94.1%	94.1%	2.7%	3.0%	3.0%	3.0%	23.0%
Boston											
Gardencrest	696		6/28/2002	$ 1,757	95.6%	96.1%	5.7%	4.0%	1.4%	5.2%	
Highland House	172		5/31/2006	1,312	94.5%	95.2%	3.7%	2.6%	1.5%	3.4%	
Liberty Commons	120		8/30/2006	1,326	97.6%	94.2%	(0.5%)	4.9%	(7.4%)	11.5%	
Liberty Place	107		6/6/2006	1,577	96.0%	94.6%	2.9%	6.1%	(1.2%)	10.6%	
Middlesex Crossing Apartments	252		12/18/2013	1,343	95.8%	n/a	n/a	n/a	n/a	n/a	
Redbank Village	500		7/8/1998	1,002	97.7%	96.6%	5.2%	5.9%	1.4%	8.9%	
Stone Ends	280		2/12/2003	1,387	95.3%	96.4%	4.8%	2.0%	3.2%	1.4%	
The Commons at Haynes Farm	302		7/15/2011	1,389	96.3%	96.6%	5.1%	3.0%	12.8%	(1.2%)	
The Heights at Marlborough	348		9/7/2006	1,334	96.9%	94.1%	4.2%	6.2%	(2.1%)	12.0%	
The Meadows at Marlborough	264		9/7/2006	1,301	96.3%	96.3%	5.7%	5.9%	(6.4%)	15.2%	
The Townhomes of Beverly	204		2/15/2007	1,671	93.2%	95.6%	5.9%	2.6%	6.3%	0.6%	
The Village at Marshfield	276		3/17/2004	1,292	94.5%	95.6%	5.2%	2.0%	(1.3%)	3.8%	
Westwoods	35		4/30/2007	1,396	97.4%	96.0%	4.4%	(0.9%)	(21.3%)	16.2%	
Total Boston	3,556	8.4%		$ 1,404	95.8%	95.8%	4.9%	4.0%	0.7%	5.9%	8.5%

HOME PROPERTIES®

Property Results

Fourth Quarter 2013

Region	# of Units	4Q '13 Company % Units [1]	Date Acquired [2]	4Q '13 Rent/Mo	4Q '13 Occup	4Q '12 Occup	4Q '13 Versus 4Q '12 % Growth: Rental Rates [3]	4Q '13 Versus 4Q '12 % Growth: Total Revenue	4Q '13 Versus 4Q '12 % Growth: Total Expense	4Q '13 Versus 4Q '12 % Growth: Total NOI	4Q '13 Company % NOI [1]
Chicago											
Blackhawk	371		10/20/2000	$ 935	92.9%	94.0%	3.3%	3.1%	6.8%	(0.3%)	
Courtyards Village	224		8/29/2001	951	97.0%	97.1%	5.5%	6.0%	5.7%	6.3%	
Cypress Place	192		12/27/2000	1,082	96.6%	96.9%	5.4%	4.0%	(5.3%)	10.5%	
Lakeview Townhomes	120		10/18/2010	1,263	97.4%	89.4%	0.8%	10.7%	10.7%	10.6%	
The Colony	783		9/1/1999	942	97.7%	95.7%	3.5%	6.8%	12.2%	3.8%	
The Gates of Deer Grove	204		12/15/2011	1,079	95.4%	96.7%	4.4%	5.2%	3.9%	6.1%	
The New Colonies	672		6/23/1998	769	96.1%	95.4%	(0.7%)	(0.0%)	12.3%	(10.0%)	
Total Chicago	2,566	6.1%		$ 933	96.3%	95.3%	2.8%	4.5%	8.3%	1.8%	4.0%
Florida											
The Hamptons	668		7/7/2004	$ 1,077	94.6%	94.0%	5.1%	6.7%	12.9%	1.5%	
Vinings at Hampton Village	168		7/7/2004	1,200	97.0%	96.6%	5.2%	7.0%	6.5%	7.4%	
Total Florida	836	2.0%		$ 1,102	95.1%	94.6%	5.2%	6.8%	11.4%	2.8%	1.4%
Long Island											
Bayview / Colonial	160		11/1/2000	$ 1,376	96.9%	98.7%	3.3%	1.3%	4.5%	(0.9%)	
Cambridge Village	82		3/1/2002	1,967	97.2%	99.3%	3.5%	2.4%	0.8%	3.3%	
Crescent Club	257		9/30/2010	1,446	97.4%	97.5%	5.9%	6.7%	4.7%	7.8%	
Devonshire Hills	656		7/16/2001	1,689	97.5%	96.2%	1.8%	3.5%	(58.7%)	39.9%	
Hawthorne Court	434		4/4/2002	1,546	95.8%	95.4%	3.9%	4.0%	6.7%	1.7%	
Heritage Square	80		4/4/2002	1,939	97.7%	98.6%	4.1%	2.7%	(28.2%)	22.8%	
Holiday Square	144		5/31/2002	1,335	96.6%	98.4%	4.2%	2.7%	0.3%	4.3%	
Lake Grove	368		2/3/1997	1,579	95.3%	96.4%	3.3%	1.8%	7.5%	(1.4%)	
Mid-Island Estates	232		7/1/1997	1,512	97.8%	98.9%	2.7%	1.6%	7.2%	(1.9%)	
Sayville Commons	342		7/15/2005	1,710	98.2%	97.6%	3.9%	3.4%	(44.6%)	40.7%	
Southern Meadows	452		6/29/2001	1,548	95.5%	96.8%	4.1%	1.3%	450.5%	(36.1%)	
Westwood Village	242		3/1/2002	2,595	94.4%	98.0%	2.7%	(1.2%)	1.4%	(2.8%)	
Woodmont Village	97		3/1/2002	1,429	96.9%	96.5%	3.5%	2.8%	(3.3%)	6.1%	
Yorkshire Village	40		3/1/2002	1,978	97.8%	99.9%	2.1%	(3.2%)	(35.6%)	23.3%	
Total Long Island	3,586	8.5%		$ 1,657	96.6%	97.1%	3.4%	2.4%	(4.1%)	6.1%	11.3%

Property Results

Fourth Quarter 2013

Region	# of Units	4Q '13 Company % Units [1]	Date Acquired [2]	4Q '13 Rent/Mo	4Q '13 Occup	4Q '12 Occup	4Q '13 Versus 4Q '12 % Growth				4Q '13 Company % NOI [1]
							Rental Rates [3]	Total Revenue	Total Expense	Total NOI	
New Jersey											
Barrington Gardens	148		3/1/2005	$ 1,393	97.0%	97.9%	6.1%	3.9%	8.8%	1.3%	
Chatham Hill	308		1/30/2004	2,032	93.2%	94.5%	5.4%	4.4%	24.4%	(1.5%)	
East Hill Gardens	33		7/8/1998	1,657	98.4%	99.5%	3.5%	1.4%	1.9%	1.1%	
Hackensack Gardens	198		3/1/2005	1,240	98.2%	98.2%	4.1%	5.7%	(0.8%)	10.9%	
Jacob Ford Village	270		2/15/2007	1,438	97.2%	98.1%	5.8%	5.4%	2.2%	6.9%	
Lakeview	106		7/8/1998	1,490	96.9%	96.9%	2.7%	1.4%	2.3%	0.8%	
Northwood	134		1/30/2004	1,450	97.1%	98.3%	3.2%	5.0%	7.8%	2.9%	
Oak Manor	77		7/8/1998	2,058	93.0%	97.1%	6.2%	2.8%	13.7%	(3.0%)	
Pleasant View	1,142		7/8/1998	1,239	96.6%	97.0%	3.5%	4.3%	4.5%	4.2%	
Pleasure Bay	270		7/8/1998	1,168	94.3%	98.2%	6.8%	2.7%	1.1%	4.2%	
Royal Gardens	550		5/28/1997	1,337	97.5%	96.1%	2.3%	4.8%	0.9%	7.5%	
Wayne Village	275		7/8/1998	1,495	94.4%	97.4%	2.7%	1.1%	(0.7%)	2.1%	
Windsor Realty	67		7/8/1998	1,358	98.3%	96.5%	0.9%	3.9%	1.1%	5.8%	
Total New Jersey	3,578	8.5%		$ 1,397	96.1%	96.9%	4.0%	4.0%	4.7%	3.6%	9.0%
Philadelphia											
Glen Manor	174		9/23/1997	834	95.0%	94.9%	1.2%	1.2%	3.9%	(1.3%)	
Golf Club	399		3/15/2000	1,196	94.4%	95.1%	3.6%	3.1%	(0.2%)	4.8%	
Hill Brook Place	274		7/28/1999	952	97.2%	93.8%	(0.7%)	3.6%	(5.3%)	12.6%	
Home Properties of Bryn Mawr	316		3/15/2000	1,543	95.7%	97.4%	4.6%	1.8%	(8.4%)	6.7%	
Home Properties of Devon	631		3/15/2000	1,302	95.0%	95.4%	3.2%	3.4%	(7.4%)	9.6%	
New Orleans Park	442		7/28/1999	921	95.2%	94.4%	1.2%	2.5%	(6.3%)	11.5%	
Racquet Club East	466		7/7/1998	1,143	93.8%	93.9%	1.7%	1.4%	(4.4%)	5.5%	
Racquet Club South	103		5/27/1999	978	92.4%	93.7%	2.5%	1.9%	(3.5%)	7.5%	
Ridley Brook	244		7/28/1999	990	93.1%	95.1%	0.9%	(2.2%)	(0.3%)	(3.9%)	
Sherry Lake	298		7/23/1998	1,335	94.9%	94.9%	2.1%	3.2%	(2.0%)	5.8%	
Stone Hill Apartments	205		11/27/2013	900	89.9%	n/a	n/a	n/a	n/a	n/a	
The Brooke at Peachtree Village	146		8/15/2005	1,266	96.7%	96.6%	4.5%	4.3%	(0.4%)	7.3%	
The Landings	384		11/22/1996	1,116	94.4%	96.1%	2.0%	(1.4%)	5.6%	(5.7%)	
Trexler Park	250		3/15/2000	1,176	91.8%	95.1%	3.4%	(0.9%)	3.7%	(4.0%)	
Trexler Park West	216		8/15/2008	1,394	94.5%	96.4%	(0.1%)	(2.9%)	3.3%	(6.0%)	
Waterview	203		7/14/2011	1,109	96.6%	92.7%	3.4%	7.5%	36.4%	(11.0%)	
William Henry	363		3/15/2000	1,241	93.6%	95.1%	2.6%	1.5%	8.3%	(2.4%)	
Total Philadelphia	5,114	12.2%		$ 1,173	94.7%	95.2%	2.4%	1.8%	(0.2%)	3.1%	10.6%

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Property Results

Fourth Quarter 2013

Region	# of Units	4Q '13 Company % Units[1]	Date Acquired[2]	4Q '13 Rent/Mo	4Q '13 Occup	4Q '12 Occup	4Q '13 Versus 4Q '12 % Growth Rental Rates[3]	Total Revenue	Total Expense	Total NOI	4Q '13 Company % NOI[1]
Washington, D.C.											
1200 East West	247		5/11/2010	$ 1,899	96.6%	96.3%	0.6%	3.2%	(40.2%)	40.5%	
Arbor Park of Alexandria	851		Redevelopment	1,575	86.1%	77.4%	4.1%	14.0%	2.2%	20.8%	
Braddock Lee	255		3/13/1998	1,443	97.6%	95.8%	0.4%	1.4%	(0.6%)	2.5%	
Cider Mill	864		9/27/2002	1,262	96.3%	96.8%	4.3%	4.6%	3.7%	5.2%	
Cinnamon Run	511		12/28/2005	1,311	92.7%	95.3%	2.5%	0.6%	(8.8%)	4.7%	
Courts at Huntington Station	421		6/15/2011	2,008	90.5%	92.9%	1.1%	(0.3%)	12.7%	(6.7%)	
East Meadow	150		8/1/2000	1,495	94.7%	95.1%	3.1%	0.1%	3.5%	(1.7%)	
Eleven55 Ripley	90		Under Construction	2,068	n/a	n/a	n/a	n/a	n/a	n/a	
Elmwood Terrace	504		6/30/2000	1,015	94.6%	95.0%	2.8%	1.8%	3.1%	0.9%	
Hunters Glen	108		4/19/2011	1,040	89.6%	95.7%	4.8%	(1.2%)	19.7%	(12.0%)	
Mount Vernon Square	1,387		12/27/2006	1,353	92.8%	94.3%	3.1%	2.3%	4.7%	1.1%	
Newport Village	937		10/17/2011	1,579	91.6%	94.0%	1.3%	(0.6%)	3.5%	(2.8%)	
Park Shirlington	294		3/13/1998	1,456	95.7%	97.3%	3.6%	3.0%	1.4%	3.9%	
Peppertree Farm	879		12/28/2005	1,283	94.5%	93.2%	2.5%	4.0%	(3.9%)	8.8%	
Seminary Hill	296		7/1/1999	1,435	97.6%	96.3%	3.8%	6.5%	9.3%	4.5%	
Seminary Towers	544		7/1/1999	1,484	94.7%	95.5%	1.4%	(0.2%)	4.5%	(2.9%)	
Somerset Park	108		10/11/2011	1,528	96.8%	96.1%	2.3%	3.9%	(0.9%)	6.9%	
Tamarron	132		7/15/1999	1,652	93.8%	95.0%	1.0%	0.8%	9.5%	(2.2%)	
The Apts. at Cobblestone Square	314		6/14/2012	1,330	96.6%	97.0%	3.9%	5.1%	(2.8%)	10.2%	
The Apts. at Wellington Trace	240		3/2/2004	1,424	94.1%	97.1%	0.8%	(2.3%)	5.9%	(5.7%)	
The Courts at Dulles	411		11/30/2011	1,552	93.9%	94.6%	0.2%	0.3%	1.3%	(0.2%)	
The Courts at Fair Oaks	364		9/30/2010	1,548	96.2%	96.5%	1.3%	2.6%	2.4%	2.6%	
The Manor - MD	435		8/31/2001	1,368	91.7%	96.4%	2.5%	(1.6%)	8.6%	(6.8%)	
The Manor - VA	198		2/19/1999	1,190	95.3%	95.6%	5.5%	4.5%	(4.5%)	10.1%	
The Manor East	164		5/11/2012	1,151	91.8%	91.9%	5.3%	4.3%	(8.8%)	14.5%	
The Sycamores	185		12/16/2002	1,484	94.9%	96.6%	0.7%	2.3%	4.4%	1.2%	
Village at Potomac Falls	247		8/5/2010	1,466	94.2%	94.7%	2.5%	1.8%	(0.7%)	3.2%	
West Springfield	244		11/18/2002	1,601	93.4%	95.6%	1.5%	0.5%	12.3%	(4.6%)	
Westchester West	345		12/30/2008	1,404	92.7%	93.6%	3.3%	3.5%	18.5%	(4.2%)	
Woodleaf	228		3/19/2004	1,301	95.5%	94.8%	1.4%	1.2%	0.1%	1.7%	
Woodway at Trinity Centre	504		5/17/2012	1,419	95.9%	96.1%	0.7%	0.9%	(2.9%)	2.8%	
Total Washington, D.C.	12,457	29.5%		$ 1,424	94.0%	95.0%	2.2%	1.7%	1.9%	1.5%	32.2%
Total Properties	**42,170**	100.0%		$ 1,310	94.6%	n/a	n/a	n/a	n/a	n/a	100.0%
Total Core Properties	**38,440**			$ 1,309	94.9%	95.4%	2.9%	2.7%	1.9%	3.2%	

[1] Represents the percentage of the Company's total Units/NOI attributed to each region, including Core and Non-Core Properties.
[2] For development properties the date reflects when all units became available to rent.
[3] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

HOME PROPERTIES®

Property Results

December YTD

Region	# of Units	YTD '13 Company % Units [1]	Date Acquired [2]	YTD '13 Rent/Mo	YTD '13 Occup	YTD '12 Occup	Rental Rates [3]	Total Revenue	Total Expense	Total NOI	YTD '13 Company % NOI [1]
Baltimore							YTD '13 Versus YTD '12 % Growth				
Annapolis Roads	282		6/17/2010	$ 1,316	92.0%	92.2%	2.8%	2.8%	0.6%	4.0%	
Bonnie Ridge	960		7/1/1999	1,167	94.0%	95.5%	2.2%	0.2%	2.5%	(0.9%)	
Canterbury	618		7/15/1999	1,044	95.0%	94.8%	3.7%	3.3%	(0.9%)	5.6%	
Charleston Place	858		9/30/2010	1,231	95.9%	96.4%	4.5%	4.6%	5.7%	4.1%	
Country Village	344		4/30/1998	1,044	94.1%	94.8%	(0.4%)	(1.2%)	0.8%	(2.4%)	
Dunfield	312		11/1/2007	1,242	95.0%	95.4%	3.4%	2.7%	2.7%	2.6%	
Fox Hall	720		3/28/2007	924	93.1%	92.3%	3.2%	4.4%	1.3%	6.6%	
Gateway Village	132		7/15/1999	1,418	96.1%	96.4%	3.7%	3.4%	2.1%	4.1%	
Heritage Woods	164		10/4/2006	1,186	95.3%	95.7%	(0.7%)	(1.1%)	0.3%	(1.9%)	
Howard Crossing	1,350		6/28/2012	1,132	94.8%	n/a	n/a	n/a	n/a	n/a	
Middlebrooke	208		4/1/2010	1,010	96.2%	94.8%	2.2%	4.4%	0.1%	6.7%	
Mill Towne Village	384		5/31/2001	955	95.7%	95.6%	3.4%	3.4%	(1.8%)	6.5%	
Morningside Heights	1,050		4/30/1998	967	93.2%	92.3%	4.1%	4.5%	(3.1%)	8.6%	
Owings Run	504		7/15/1999	1,303	95.6%	95.1%	2.6%	4.3%	4.2%	4.3%	
Ridgeview at Wakefield Valley	204		1/13/2005	1,253	95.9%	96.2%	2.6%	3.1%	3.2%	3.1%	
Saddle Brooke	468		10/29/2008	1,151	94.3%	94.3%	4.8%	5.3%	2.8%	6.5%	
Selford	102		7/15/1999	1,466	96.6%	96.6%	4.1%	4.3%	(1.4%)	6.7%	
The Apts. at Cambridge Court	544		8/23/2011	1,372	91.9%	92.6%	1.7%	0.6%	5.7%	(2.0%)	
The Coves at Chesapeake	469		11/20/2006	1,337	93.0%	94.2%	4.0%	2.4%	1.2%	3.0%	
The Greens at Columbia	168		7/29/2010	1,479	94.2%	94.1%	3.6%	3.7%	2.5%	4.1%	
Top Field	156		10/4/2006	1,348	96.0%	95.3%	2.5%	2.3%	6.1%	0.7%	
Village Square	370		7/15/1999	1,224	95.2%	95.6%	2.6%	2.0%	6.7%	(0.2%)	
Westbrooke	110		4/1/2010	903	95.8%	95.2%	4.7%	6.4%	2.7%	9.2%	
Total Baltimore	10,477	24.8%		$ 1,157	94.4%	94.5%	3.1%	2.9%	2.0%	3.3%	23.2%
Boston											
Gardencrest	696		6/28/2002	$ 1,717	96.4%	96.7%	5.0%	4.2%	3.7%	4.4%	
Highland House	172		5/31/2006	1,296	95.2%	96.5%	4.2%	2.2%	3.3%	1.5%	
Liberty Commons	120		8/30/2006	1,312	97.4%	96.3%	0.2%	2.4%	3.8%	1.8%	
Liberty Place	107		6/6/2006	1,552	96.1%	95.9%	2.9%	4.2%	5.3%	3.6%	
Middlesex Crossing Apartments	252		12/18/2013	1,343	95.8%	n/a	n/a	n/a	n/a	n/a	
Redbank Village	500		7/8/1998	975	97.0%	96.6%	3.6%	4.6%	3.0%	5.7%	
Stone Ends	280		2/12/2003	1,360	95.7%	95.7%	3.8%	3.5%	(3.5%)	7.5%	
The Commons at Haynes Farm	302		7/15/2011	1,362	96.8%	96.3%	5.7%	5.6%	15.2%	1.0%	
The Heights at Marlborough	348		9/7/2006	1,310	95.8%	94.5%	4.8%	4.6%	(1.3%)	8.5%	
The Meadows at Marlborough	264		9/7/2006	1,275	96.2%	95.1%	6.1%	7.6%	(4.4%)	16.4%	
The Townhomes of Beverly	204		2/15/2007	1,631	95.9%	96.4%	5.6%	4.3%	4.2%	4.4%	
The Village at Marshfield	276		3/17/2004	1,266	95.2%	96.0%	5.4%	3.6%	(4.6%)	8.6%	
Westwoods	35		4/30/2007	1,390	97.6%	97.0%	6.1%	4.1%	(5.8%)	11.4%	
Total Boston	3,556	8.4%		$ 1,375	96.2%	96.1%	4.7%	4.4%	2.0%	5.8%	8.3%

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Property Results

December YTD

Region	# of Units	YTD '13 Company % Units [1]	Date Acquired [2]	YTD '13 Rent/Mo	YTD '13 Occup	YTD '12 Occup	Rental Rates [3]	Total Revenue	Total Expense	Total NOI	YTD '13 Company % NOI [1]
							YTD '13 Versus YTD '12 % Growth				
Chicago											
Blackhawk	371		10/20/2000	$ 922	94.5%	95.5%	2.9%	2.7%	14.2%	(6.4%)	
Courtyards Village	224		8/29/2001	933	97.7%	97.1%	4.6%	5.5%	1.2%	9.3%	
Cypress Place	192		12/27/2000	1,063	97.6%	97.3%	5.5%	5.8%	5.5%	5.9%	
Lakeview Townhomes	120		10/18/2010	1,252	96.7%	93.9%	1.9%	5.5%	5.8%	5.3%	
The Colony	783		9/1/1999	929	97.2%	96.5%	3.5%	5.0%	12.3%	0.7%	
The Gates of Deer Grove	204		12/15/2011	1,069	95.4%	94.5%	2.6%	4.7%	10.4%	0.6%	
The New Colonies	672		6/23/1998	771	96.1%	95.2%	(0.3%)	1.1%	12.3%	(8.7%)	
Total Chicago	2,566	6.1%		$ 923	96.5%	95.8%	2.6%	3.9%	10.3%	(0.7%)	3.9%
Florida											
The Hamptons	668		7/7/2004	$ 1,057	94.1%	94.9%	5.0%	4.6%	1.3%	7.9%	
Vinings at Hampton Village	168		7/7/2004	1,179	96.9%	96.0%	4.9%	5.7%	(3.0%)	14.2%	
Total Florida	836	2.0%		$ 1,082	94.7%	95.1%	5.0%	4.9%	0.3%	9.3%	1.4%
Long Island											
Bayview / Colonial	160		11/1/2000	$ 1,361	97.9%	98.6%	3.7%	3.8%	6.4%	2.1%	
Cambridge Village	82		3/1/2002	1,939	98.0%	97.9%	3.5%	3.5%	0.4%	5.6%	
Crescent Club	257		9/30/2010	1,407	96.7%	96.2%	4.7%	5.5%	3.5%	6.8%	
Devonshire Hills	656		7/16/2001	1,671	96.9%	96.5%	1.8%	1.4%	(15.0%)	10.6%	
Hawthorne Court	434		4/4/2002	1,519	96.8%	96.7%	2.8%	3.5%	4.1%	3.0%	
Heritage Square	80		4/4/2002	1,899	98.5%	98.1%	3.4%	3.6%	(10.6%)	14.1%	
Holiday Square	144		5/31/2002	1,318	98.6%	98.7%	3.9%	4.1%	2.6%	5.1%	
Lake Grove	368		2/3/1997	1,549	95.9%	96.4%	3.0%	3.4%	4.9%	2.5%	
Mid-Island Estates	232		7/1/1997	1,499	97.8%	98.6%	2.6%	1.2%	8.3%	(2.8%)	
Sayville Commons	342		7/15/2005	1,685	97.7%	96.7%	3.4%	4.2%	(9.9%)	15.9%	
Southern Meadows	452		6/29/2001	1,525	95.9%	96.4%	4.2%	3.9%	32.3%	(9.7%)	
Westwood Village	242		3/1/2002	2,571	95.3%	97.2%	3.5%	2.6%	3.3%	2.1%	
Woodmont Village	97		3/1/2002	1,410	96.6%	96.4%	2.9%	1.8%	3.0%	1.1%	
Yorkshire Village	40		3/1/2002	1,988	97.3%	97.7%	4.3%	4.6%	(6.9%)	15.2%	
Total Long Island	3,586	8.5%		$ 1,633	96.8%	96.9%	3.2%	3.1%	1.4%	4.2%	10.5%

Property Results

December YTD

Region	# of Units	YTD '13 Company % Units [1]	Date Acquired [2]	YTD '13 Rent/Mo	YTD '13 Occup	YTD '12 Occup	YTD '13 Versus YTD '12 % Growth Rental Rates [3]	Total Revenue	Total Expense	Total NOI	YTD '13 Company % NOI [1]
New Jersey											
Barrington Gardens	148		3/1/2005	$ 1,369	97.4%	97.1%	6.5%	6.2%	(0.7%)	10.5%	
Chatham Hill	308		1/30/2004	1,988	94.6%	95.1%	5.7%	4.9%	5.8%	4.6%	
East Hill Gardens	33		7/8/1998	1,631	98.2%	97.7%	1.5%	0.4%	(0.2%)	0.7%	
Hackensack Gardens	198		3/1/2005	1,218	97.1%	97.6%	3.6%	3.5%	2.8%	3.9%	
Jacob Ford Village	270		2/15/2007	1,409	98.3%	98.5%	6.2%	5.0%	0.3%	7.1%	
Lakeview	106		7/8/1998	1,477	97.2%	97.3%	3.2%	2.8%	(2.2%)	6.2%	
Northwood	134		1/30/2004	1,435	96.8%	97.2%	3.5%	2.9%	1.4%	4.0%	
Oak Manor	77		7/8/1998	2,016	96.5%	97.9%	6.7%	5.6%	9.5%	3.7%	
Pleasant View	1,142		7/8/1998	1,224	96.5%	95.8%	2.9%	4.0%	2.9%	4.7%	
Pleasure Bay	270		7/8/1998	1,144	95.9%	96.6%	5.9%	4.5%	0.9%	7.4%	
Royal Gardens	550		5/28/1997	1,323	96.7%	96.5%	2.2%	3.1%	0.5%	4.8%	
Wayne Village	275		7/8/1998	1,487	96.3%	97.1%	3.1%	2.7%	1.6%	3.2%	
Windsor Realty	67		7/8/1998	1,345	97.7%	95.0%	1.6%	4.0%	1.0%	6.1%	
Total New Jersey	3,578	8.5%		$ 1,377	96.5%	96.5%	3.9%	4.0%	2.1%	5.1%	9.2%
Philadelphia											
Glen Manor	174		9/23/1997	833	95.5%	94.6%	1.5%	3.3%	3.1%	3.4%	
Golf Club	399		3/15/2000	1,177	95.3%	94.6%	3.5%	4.2%	(1.2%)	7.2%	
Hill Brook Place	274		7/28/1999	953	95.7%	95.5%	1.1%	1.9%	(2.7%)	6.1%	
Home Properties of Bryn Mawr	316		3/15/2000	1,494	94.4%	94.6%	4.1%	3.4%	(0.3%)	5.2%	
Home Properties of Devon	631		3/15/2000	1,291	95.0%	94.1%	4.7%	5.6%	(3.1%)	10.4%	
New Orleans Park	442		7/28/1999	912	94.6%	94.8%	1.6%	2.0%	(1.9%)	5.9%	
Racquet Club East	466		7/7/1998	1,134	95.9%	95.0%	1.9%	3.0%	(2.5%)	6.7%	
Racquet Club South	103		5/27/1999	964	94.4%	94.8%	2.0%	2.3%	0.8%	3.8%	
Ridley Brook	244		7/28/1999	988	94.8%	95.5%	2.1%	1.5%	1.1%	2.0%	
Sherry Lake	298		7/23/1998	1,328	95.6%	96.3%	4.5%	4.2%	(0.2%)	6.5%	
Stone Hill Apartments	205		11/27/2013	900	89.9%	n/a	n/a	n/a	n/a	n/a	
The Brooke at Peachtree Village	146		8/15/2005	1,245	97.1%	97.1%	4.9%	4.7%	1.5%	6.6%	
The Landings	384		11/22/1996	1,118	95.1%	96.2%	4.6%	3.2%	5.0%	2.1%	
Trexler Park	250		3/15/2000	1,161	94.3%	94.6%	3.9%	3.1%	0.5%	4.8%	
Trexler Park West	216		8/15/2008	1,395	96.0%	95.5%	1.7%	2.1%	1.6%	2.4%	
Waterview	203		7/14/2011	1,094	95.2%	93.1%	3.2%	5.7%	3.5%	7.3%	
William Henry	363		3/15/2000	1,229	94.4%	94.7%	3.0%	(0.1%)	0.4%	(0.4%)	
Total Philadelphia	5,114	12.2%		$ 1,161	95.2%	95.0%	3.3%	3.3%	(0.2%)	5.5%	10.8%

Property Results

December YTD

Region	# of Units	YTD '13 Company % Units [1]	Date Acquired [2]	YTD '13 Rent/Mo	YTD '13 Occup	YTD '12 Occup	YTD '13 Versus YTD '12 % Growth Rental Rates [3]	Total Revenue	Total Expense	Total NOI	YTD '13 Company % NOI [1]
Washington, D.C.											
1200 East West	247		5/11/2010	$ 1,901	96.0%	96.3%	0.9%	1.7%	(40.4%)	26.0%	
Arbor Park of Alexandria	851		Redevelopment	1,560	82.3%	79.9%	6.7%	8.3%	2.4%	11.8%	
Braddock Lee	255		3/13/1998	1,436	97.4%	97.5%	2.9%	3.0%	2.8%	3.2%	
Cider Mill	864		9/27/2002	1,238	96.2%	96.2%	3.9%	3.5%	(1.1%)	6.8%	
Cinnamon Run	511		12/28/2005	1,297	93.1%	93.9%	1.6%	0.6%	(3.5%)	2.5%	
Courts at Huntington Station	421		6/15/2011	2,011	92.4%	87.8%	0.9%	5.6%	5.0%	5.9%	
East Meadow	150		8/1/2000	1,473	96.2%	96.8%	4.1%	2.0%	1.7%	2.2%	
Eleven55 Ripley	90		Under Construction	2,051	n/a	n/a	n/a	n/a	n/a	n/a	
Elmwood Terrace	504		6/30/2000	1,001	95.2%	95.3%	3.3%	3.1%	3.5%	2.8%	
Hunters Glen	108		4/19/2011	1,025	92.8%	95.9%	5.0%	2.2%	12.0%	(3.3%)	
Mount Vernon Square	1,387		12/27/2006	1,344	93.9%	94.5%	4.2%	4.1%	5.6%	3.3%	
Newport Village	937		10/17/2011	1,568	94.0%	94.6%	1.0%	0.6%	0.6%	0.6%	
Park Shirlington	294		3/13/1998	1,436	96.1%	97.2%	4.1%	3.0%	0.8%	4.4%	
Peppertree Farm	879		12/28/2005	1,269	93.9%	94.0%	1.9%	2.8%	1.3%	3.6%	
Seminary Hill	296		7/1/1999	1,421	96.7%	97.2%	4.0%	3.3%	7.1%	0.7%	
Seminary Towers	544		7/1/1999	1,479	95.6%	95.6%	2.7%	2.1%	3.6%	1.2%	
Somerset Park	108		10/11/2011	1,513	96.9%	97.1%	4.3%	4.6%	(2.7%)	9.3%	
Tamarron	132		7/15/1999	1,649	94.0%	95.5%	3.9%	2.1%	2.5%	2.0%	
The Apts. at Cobblestone Square	314		6/14/2012	1,317	95.7%	n/a	n/a	n/a	n/a	n/a	
The Apts. at Wellington Trace	240		3/2/2004	1,422	94.9%	96.8%	2.1%	0.5%	4.1%	(1.0%)	
The Courts at Dulles	411		11/30/2011	1,555	94.4%	94.5%	0.7%	1.3%	0.7%	1.6%	
The Courts at Fair Oaks	364		9/30/2010	1,543	96.2%	96.2%	2.8%	3.5%	2.2%	4.1%	
The Manor - MD	435		8/31/2001	1,356	93.7%	95.8%	2.6%	0.6%	4.5%	(1.3%)	
The Manor - VA	198		2/19/1999	1,165	95.4%	96.9%	5.3%	2.9%	(2.1%)	5.9%	
The Manor East	164		5/11/2012	1,118	92.8%	n/a	n/a	n/a	n/a	n/a	
The Sycamores	185		12/16/2002	1,490	95.1%	96.7%	2.9%	2.1%	6.6%	(0.3%)	
Village at Potomac Falls	247		8/5/2010	1,453	95.3%	96.4%	4.5%	3.2%	0.9%	4.5%	
West Springfield	244		11/18/2002	1,594	95.6%	95.8%	2.5%	1.2%	6.0%	(1.1%)	
Westchester West	345		12/30/2008	1,386	92.8%	93.9%	3.7%	3.1%	7.2%	1.0%	
Woodleaf	228		3/19/2004	1,293	96.1%	95.5%	0.8%	0.5%	(5.9%)	3.4%	
Woodway at Trinity Centre	504		5/17/2012	1,413	95.8%	n/a	n/a	n/a	n/a	n/a	
Total Washington, D.C.	12,457	29.5%		$ 1,413	94.7%	95.0%	2.7%	2.5%	1.0%	3.4%	32.7%
Total Properties	**42,170**	**100.0%**		**$ 1,295**	**95.0%**	n/a	n/a	n/a	n/a	n/a	**100.0%**
Total Core Properties	**38,440**			**$ 1,294**	**95.3%**	**95.4%**	**3.2%**	**3.2%**	**1.8%**	**4.0%**	

[1] Represents the percentage of the Company's total Units/NOI attributed to each region, including Core and Non-Core Properties.

[2] For development properties the date reflects when all units became available to rent.

[3] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

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Physical Occupancy Comparison by Region - Core Properties

Sequential Comparison
Fourth Quarter 2013 vs. Third Quarter 2013

Region	% Units	4Q '13	3Q '13	Variance
Baltimore	23.7%	94.1%	94.1%	0.0%
Boston	8.6%	95.8%	95.8%	0.0%
Chicago	6.7%	96.3%	96.0%	0.3%
Florida	2.2%	95.1%	94.8%	0.3%
Long Island, New Jersey	18.6%	96.3%	96.7%	(0.4%)
Philadelphia	12.8%	94.7%	94.6%	0.1%
Washington, D.C.	27.4%	94.0%	94.0%	0.0%
Total Core	100.0%	94.9%	95.0%	(0.1%)

Year over Year Comparison
Fourth Quarter 2013 vs. Fourth Quarter 2012

Region	% Units	4Q '13	4Q '12	Variance
Baltimore	23.7%	94.1%	94.1%	0.0%
Boston	8.6%	95.8%	95.8%	0.0%
Chicago	6.7%	96.3%	95.3%	1.0%
Florida	2.2%	95.1%	94.6%	0.5%
Long Island, New Jersey	18.6%	96.3%	97.0%	(0.7%)
Philadelphia	12.8%	94.7%	95.2%	(0.5%)
Washington, D.C.	27.4%	94.0%	95.0%	(1.0%)
Total Core	100.0%	94.9%	95.4%	(0.5%)

December vs. Quarter Comparison

Region	% Units	Dec '13	4Q '13	Variance
Baltimore	23.7%	94.1%	94.1%	0.0%
Boston	8.6%	95.8%	95.8%	0.0%
Chicago	6.7%	96.0%	96.3%	(0.3%)
Florida	2.2%	94.9%	95.1%	(0.2%)
Long Island, New Jersey	18.6%	96.3%	96.3%	0.0%
Philadelphia	12.8%	94.8%	94.7%	0.1%
Washington, D.C.	27.4%	94.0%	94.0%	0.0%
Total Core	100.0%	94.9%	94.9%	0.0%

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Net Operating Results - Core Properties

Sequential Results
Fourth Quarter 2013 vs. Third Quarter 2013

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	23.7%	1.2%	2.2%	1.7%	2.4%
Boston	8.6%	0.3%	0.2%	4.5%	(1.9%)
Chicago	6.7%	1.0%	1.5%	2.0%	1.1%
Florida	2.2%	1.5%	1.7%	5.9%	(1.8%)
Long Island, New Jersey	18.6%	0.3%	1.4%	(1.8%)	3.2%
Philadelphia	12.8%	0.6%	2.1%	6.1%	(0.2%)
Washington, D.C.	27.4%	0.3%	0.4%	3.5%	(1.2%)
Total Core	100.0%	0.6%	1.3%	2.3%	0.7%

Year over Year Results
Fourth Quarter 2013 vs. Fourth Quarter 2012

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	23.7%	2.8%	3.0%	3.0%	3.0%
Boston	8.6%	4.5%	4.0%	0.7%	5.9%
Chicago	6.7%	4.1%	4.5%	8.3%	1.8%
Florida	2.2%	5.7%	6.8%	11.4%	2.8%
Long Island, New Jersey	18.6%	3.0%	3.2%	0.0%	5.0%
Philadelphia	12.8%	1.8%	1.8%	(0.2%)	3.1%
Washington, D.C.	27.4%	1.3%	1.7%	1.9%	1.5%
Total Core	100.0%	2.6%	2.7%	1.9%	3.2%

Year over Year Results
2013 vs. 2012

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	23.7%	2.8%	2.9%	2.0%	3.3%
Boston	8.6%	4.6%	4.4%	2.0%	5.8%
Chicago	6.7%	3.7%	3.9%	10.3%	(0.7%)
Florida	2.2%	4.9%	4.9%	0.3%	9.3%
Long Island, New Jersey	18.6%	3.5%	3.5%	1.7%	4.6%
Philadelphia	12.8%	3.5%	3.3%	(0.2%)	5.5%
Washington, D.C.	27.4%	2.4%	2.5%	1.0%	3.4%
Total Core	100.0%	3.1%	3.2%	1.8%	4.0%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Percentage Change in New Lease and Renewal Lease Rents Compared to Expiring Lease Rents - Core Properties

Region	1Q '12 New	1Q '12 Renewal	2Q '12 New	2Q '12 Renewal	3Q '12 New	3Q '12 Renewal	4Q '12 New	4Q '12 Renewal	YTD '12 New	YTD '12 Renewal
Baltimore	0.1%	3.6%	1.9%	3.4%	2.3%	4.0%	(0.1%)	4.3%	1.2%	3.9%
Boston	3.8%	4.1%	6.6%	3.6%	5.4%	4.5%	1.7%	4.3%	4.8%	4.1%
Chicago	0.1%	3.8%	1.5%	3.4%	3.1%	3.4%	(1.7%)	4.4%	1.1%	3.5%
Florida	1.1%	2.4%	5.9%	2.5%	4.9%	4.3%	5.5%	4.5%	4.0%	3.5%
Long Island, New Jersey	1.9%	4.0%	4.0%	3.3%	3.1%	3.4%	1.2%	3.1%	2.8%	3.3%
Philadelphia	6.0%	3.0%	6.7%	3.4%	4.6%	4.5%	(0.4%)	3.5%	4.4%	3.9%
Washington, D.C.	1.3%	4.1%	3.4%	3.9%	3.5%	4.3%	1.3%	4.5%	2.5%	4.1%
Total Core	1.8%	3.8%	3.8%	3.5%	3.4%	4.0%	0.7%	3.9%	2.6%	3.8%

Region	1Q '13 New	1Q '13 Renewal	2Q '13 New	2Q '13 Renewal	3Q '13 New	3Q '13 Renewal	4Q '13 New	4Q '13 Renewal	YTD '13 New	YTD '13 Renewal
Baltimore	1.6%	3.7%	2.1%	4.0%	1.1%	4.2%	(1.1%)	3.8%	1.0%	3.9%
Boston	1.9%	3.4%	7.3%	4.2%	7.0%	4.7%	1.4%	3.4%	5.0%	4.1%
Chicago	0.5%	3.0%	2.3%	4.0%	2.4%	3.9%	0.4%	4.5%	1.8%	3.9%
Florida	4.6%	4.3%	7.9%	3.6%	5.7%	4.0%	5.1%	4.0%	6.0%	3.9%
Long Island, New Jersey	3.8%	3.1%	3.5%	3.3%	4.1%	3.4%	1.8%	3.6%	3.4%	3.4%
Philadelphia	(0.4%)	2.9%	2.4%	3.7%	0.0%	4.3%	(2.2%)	2.9%	0.1%	3.6%
Washington, D.C.	(0.3%)	4.1%	0.7%	3.9%	0.2%	3.9%	(3.0%)	3.3%	(0.6%)	3.8%
Total Core	1.3%	3.6%	2.7%	3.8%	2.0%	4.0%	(0.7%)	3.5%	1.5%	3.7%



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Resident Statistics

Top Six Reasons for Moveouts

	4Q '13	3Q '13	2Q '13	1Q '13	4Q '12	3Q '12	2Q '12	1Q '12	Year '13	Year '12	Year '11	Year '10
Transfer within HME	16.1%	12.1%	11.9%	14.1%	13.3%	12.5%	11.5%	15.0%	13.4%	13.1%	11.6%	12.3%
Eviction, skip	13.4%	10.9%	13.3%	14.9%	14.3%	12.7%	12.8%	16.9%	12.9%	14.2%	16.4%	15.6%
Home purchase	13.3%	12.7%	12.5%	11.2%	13.0%	11.2%	11.2%	9.6%	12.5%	11.3%	10.4%	11.0%
Employment related	13.1%	12.9%	13.6%	14.7%	14.1%	12.5%	13.4%	12.6%	13.5%	13.2%	13.4%	13.9%
Location, apartment size	12.2%	13.9%	13.4%	12.3%	12.1%	13.0%	13.5%	11.7%	13.1%	12.6%	13.1%	12.1%
Rent level	10.4%	11.5%	10.3%	9.9%	10.5%	11.0%	10.8%	11.0%	10.6%	10.8%	10.5%	10.0%

Traffic - Core Properties

Region	Traffic 4Q '13 vs. 4Q '12	Traffic YTD '13 vs. YTD '12	Signed Leases 4Q '13 vs. 4Q '12	Signed Leases YTD '13 vs. YTD '12
Baltimore	(6.7%)	(2.1%)	(10.5%)	0.5%
Boston	(18.1%)	4.0%	(8.5%)	8.5%
Chicago	5.6%	3.3%	(6.3%)	4.2%
Florida	(8.4%)	(19.2%)	25.6%	3.9%
Long Island	1.2%	1.2%	(8.1%)	(1.2%)
New Jersey	37.8%	6.2%	18.2%	4.7%
Philadelphia	3.1%	3.1%	(3.4%)	4.6%
Washington, D.C.	(3.9%)	(6.8%)	3.6%	1.1%
Total Core	(1.3%)	(1.2%)	(2.6%)	2.5%

Turnover - Core Properties

	4Q '13	4Q '12	YTD '13	YTD '12
Baltimore	9.3%	9.0%	41.5%	41.1%
Boston	9.1%	9.9%	42.9%	39.5%
Chicago	10.5%	10.0%	49.9%	49.3%
Florida	11.4%	11.6%	43.4%	44.6%
Long Island	7.9%	7.0%	34.7%	32.8%
New Jersey	8.2%	7.8%	36.0%	35.0%
Philadelphia	9.2%	8.9%	46.6%	43.6%
Washington, D.C.	8.2%	8.0%	36.9%	35.5%
Total Core	8.8%	8.6%	40.5%	39.0%

Bad Debt as % of Rent and Utility Recovery

	4Q '13	4Q '12	YTD '13	YTD '12
Total Core	0.92%	1.03%	0.97%	0.97%

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Net Operating Income Detail

($ in thousands, except per unit data)

Core Properties

	4Q '13	4Q '12	Qtr Variance	% Variance	YTD '13	YTD '12	YTD Variance	% Variance
Rent	$ 141,898	$ 138,352	$ 3,546	2.6%	$ 563,457	$ 546,292	$ 17,165	3.1%
Utility recovery	6,018	6,087	(69)	(1.1%)	22,968	22,379	589	2.6%
Rent including recoveries	147,916	144,439	3,477	2.4%	586,425	568,671	17,754	3.1%
Other income	6,633	6,028	605	10.0%	27,178	26,013	1,165	4.5%
Total income	154,549	150,467	4,082	2.7%	613,603	594,684	18,919	3.2%
Operating & maintenance	(55,343)	(54,319)	(1,024)	(1.9%)	(221,537)	(217,682)	(3,855)	(1.8%)
Core Properties NOI	$ 99,206	$ 96,148	$ 3,058	3.2%	$ 392,066	$ 377,002	$ 15,064	4.0%
Physical Occupancy	94.9%	95.4%	(0.5%)		95.3%	95.4%	(0.1%)	
Weighted Avg Rent per Unit	$ 1,309	$ 1,272	$ 37	2.9%	$ 1,294	$ 1,254	$ 40	3.2%

Acquired Properties [1]

	4Q '13	YTD '13
Rent	$ 8,457	$ 32,515
Utility recovery	316	1,070
Rent including recoveries	8,773	33,585
Other income	278	1,230
Total income	9,051	34,815
Operating & maintenance	(3,066)	(12,053)
Acquired Properties NOI	$ 5,985	$ 22,762
Physical Occupancy	94.6%	95.0%
Weighted Avg Rent per Unit	$ 1,223	$ 1,215

Redevelopment Property [2]

	4Q '13	YTD '13
Rent	$ 3,423	$ 13,007
Utility recovery	138	512
Rent including recoveries	3,561	13,519
Other income	105	454
Total income	3,666	13,973
Operating & maintenance	(1,206)	(4,888)
Redevelopment Property NOI	$ 2,460	$ 9,085
Physical Occupancy	86.1%	82.3%
Weighted Avg Rent per Unit	$ 1,575	$ 1,560

[1] Acquired Properties consist of both acquired and stabilized development properties subsequent to January 1, 2012, such that full year operating results are not available.

[2] The Redevelopment Property is Arbor Park of Alexandria, where 851 units in 52 buildings commenced renovation in 2011 on a building by building basis.

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.0%. This will adjust for the typical seasonal variability in NOI for each quarter.

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Operating Expense Detail - Core Properties

($ in thousands)

	4Q '13	4Q '12	Qtr Variance	% Variance	YTD '13	YTD '12	YTD Variance	% Variance
Electricity	$ 1,928	$ 1,805	$ 123	6.8%	$ 8,042	$ 8,031	$ 11	0.1%
Gas	3,958	4,410	(452)	(10.2%)	13,742	13,695	47	0.3%
Water & sewer	4,797	4,802	(5)	(0.1%)	18,407	18,264	143	0.8%
Repairs & maintenance	8,506	7,869	637	8.1%	31,583	31,824	(241)	(0.8%)
Personnel expense	12,154	12,267	(113)	(0.9%)	51,158	49,328	1,830	3.7%
Advertising	1,252	1,185	67	5.7%	4,780	4,823	(43)	(0.9%)
Legal & professional	794	626	168	26.8%	1,941	1,945	(4)	(0.2%)
Office & telephone	1,571	1,554	17	1.1%	6,292	6,469	(177)	(2.7%)
Property insurance	1,546	1,508	38	2.5%	6,116	6,939	(823)	(11.9%)
Real estate taxes	13,798	13,542	256	1.9%	58,959	56,372	2,587	4.6%
Snow	384	137	247	180.3%	1,306	425	881	207.3%
Trash	856	828	28	3.4%	3,343	3,386	(43)	(1.3%)
Property management G&A	3,799	3,786	13	0.3%	15,868	16,181	(313)	(1.9%)
Total Core	$ 55,343	$ 54,319	$ 1,024	1.9%	$ 221,537	$ 217,682	$ 3,855	1.8%

Discontinued Operations [1]

($ in thousands)

The results of discontinued operations are summarized for the three and twelve months ended December 31, 2013 and 2012 as follows:

	4Q '13	4Q '12	YTD '13	YTD '12
Revenues:				
Rental income	$ 233	$ 5,617	$ 7,095	$ 30,324
Property other income	29	755	768	3,230
Total revenues	262	6,372	7,863	33,554
Expenses:				
Operating and maintenance	96	2,242	2,483	11,951
Interest [2][3]	413	2,777	2,625	6,425
Depreciation and amortization	-	1,441	1,838	7,951
Total expenses	509	6,460	6,946	26,327
Income (loss) from discontinued operations	(247)	(88)	917	7,227
Gain on disposition of property	36,201	60,865	81,205	80,532
Discontinued operations	$ 35,954	$ 60,777	$ 82,122	$ 87,759

[1] Properties included in discontinued operations are listed in Summary Of Recent Sales.

[2] Includes debt extinguishment costs and other one-time costs of $1,416 incurred as a result of repaying property specific debt triggered upon sale for the twelve months ended December 31, 2013.

[3] Includes loan prepayment penalty of $2,157 for the three and twelve months ended December 31, 2012.

Summary Of Recent Acquisitions

($ in millions, except unit and per unit data)

Community	Region	State	Purchase Date	# of Units	Cap [1] Rate	Purchase Price	Wtd Avg Price per Unit
2013 Acquisitions							
Stone Hill	Philadelphia	PA	11/27/2013	205	6.8%	$ 15.5	$ 75,610
Middlesex Crossing	Boston	MA	12/18/2013	252	6.4%	40.3	159,722
			Total 2013	457	6.5%	$ 55.8	$ 121,991
2012 Acquisitions							
The Manor East	Washintgon, D.C.	VA	5/11/2012	164	7.0%	$ 16.2	$ 98,780
Woodway at Trinity Centre	Washington, D.C.	VA	5/17/2012	504	5.7%	96.0	190,476
Howard Crossing	Baltimore	MD	6/28/2012	1,350	5.9%	186.0	137,778
			Total 2012	2,018	5.9%	$ 298.2	$ 147,770
			Total 2013 and 2012 Acquisitions	2,475	6.0%	$ 354.0	$ 143,010

[1] Capitalization (Cap) rate based on projected NOI at the time of acquisition after an allowance for a 2.7% management fee but before capital expenditures.

Summary Of Recent Sales

($ in millions, except unit and per unit data)

Community	Region	State	Sale Date	# of Units	Cap [2] Rate	Sales Price	Wtd Avg Price per Unit
2013 Sales							
South Bay Manor	Long Island	NY	3/14/2013	61	6.4%	$ 11.1	$ 181,967
Falkland Chase	Washington, D.C.	MD	3/29/2013	450	5.5%	98.0	217,778
Castle Club	Philadelphia	PA	4/10/2013	158	7.2%	15.0	94,937
Virginia Village	Washington, D.C.	VA	10/15/2013	344	5.9%	68.0	197,674
			Total 2013	1,013	5.8%	$ 192.1	$ 189,635
2012 Sales							
Chesterfield Apartments	Philadelphia	PA	9/13/2012	247	6.1%	$ 25.2	$ 101,842
Woodholme Manor	Baltimore	MD	9/20/2012	177	7.0%	16.0	90,395
Curren Terrace	Philadelphia	PA	10/11/2012	318	6.0%	29.8	93,689
Falcon Crest	Baltimore	MD	11/8/2012	396	6.8%	46.0	116,162
Timbercroft	Baltimore	MD	12/13/2012	284	6.3%	29.2	102,641
Glen Brook	Philadelphia	PA	12/21/2012	174	6.1%	13.5	77,586
			Total 2012	1,596	6.4%	$ 159.6	$ 99,999
			Total 2013 and 2012 Sales	2,609	6.1%	$ 351.7	$ 134,802

[2] Capitalization (Cap) rate based on historical NOI after an allowance for a 2.7% management fee but before capital expenditures.

Home PROPERTIES®

Breakdown of Units

Region	State	As of 12/31/2011	Net Acquired/ Developed in 2012	As of 12/31/2012	12/31/2012 % of Units	Net Acquired/ Developed in 2013	As of 12/31/2013	12/31/2013 % of Units
Baltimore	MD	9,984	493	10,477	24.6%	–	10,477	24.8%
Boston	MA/ME	3,304	(1)	3,303	7.7%	253	3,556	8.4%
Chicago	IL	2,566	–	2,566	6.0%	–	2,566	6.1%
Florida	FL	836	–	836	2.0%	–	836	2.0%
Long Island, New Jersey	NY/NJ	7,225	–	7,225	16.9%	(61)	7,164	17.0%
Philadelphia	PA	5,806	(739)	5,067	11.9%	47	5,114	12.2%
Washington, D.C.	MD/VA	12,230	931	13,161	30.9%	(704)	12,457	29.5%
Total		41,951	684	42,635	100.0%	(465)	42,170	100.0%

HOME PROPERTIES®

Debt Summary Schedule
($ in thousands)

Property	Lender	Interest Rate %	12/31/13 Balance	Maturity Date
Fixed Rate Secured				
The Apts. At Wellington Trace	M&T Realty - Freddie Mac	5.52%	22,401	04/01/14
Hawthorne Court	Centerline (CIII) - Fannie Mae	5.27%	32,128	07/01/14
The Greens at Columbia	M&T Realty-Fannie Mae	3.93%	8,970	08/01/14
Westchester West - 1st	Berkeley Point Capital - Freddie	6.15%	25,930	03/01/15
Westchester West - 2nd	Berkeley Point Capital - Freddie	6.64%	7,218	03/01/15
Stratford Greens	Capital One Bank	5.75%	29,143	07/01/15
Sayville Commons	M&T Realty - Freddie Mac	5.00%	37,118	08/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	31,842	09/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	21,855	09/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	18,923	09/01/15
Cypress Place Apartments	Prudential - Fannie Mae	6.56%	9,776	11/01/15
Golf Club Apartments	Prudential - Fannie Mae	6.38%	31,483	11/01/15
Northwood Apartments	M&T Realty - Freddie Mac	5.50%	10,049	12/01/15
Cinnamon Run - 1st	M&T Realty - Freddie Mac	5.25%	47,318	01/01/16
Cinnamon Run - 2nd	M&T Realty - Freddie Mac	5.55%	4,918	01/01/16
Peppertree Farm - 1st	M&T Realty - Freddie Mac	5.25%	72,831	01/01/16
Peppertree Farm - 2nd	M&T Realty - Freddie Mac	5.55%	1,788	01/01/16
The Hamptons/Vinings at Hamptons	Prudential - Fannie Mae	5.57%	47,844	02/01/16
Devonshire - 1st	Wachovia - Fannie Mae	5.60%	35,050	04/01/16
Devonshire - 2nd	Wachovia - Fannie Mae	6.24%	8,007	04/01/16
Mid-Island	Prudential - Fannie Mae	5.48%	18,521	04/01/16
Owings Run 1 & 2	Prudential - Fannie Mae	5.59%	40,122	04/01/16
The Manor East	KeyBank - Freddie Mac	3.25%	6,877	04/01/16
Country Village	Centerline (CIII) - Fannie Mae	5.52%	17,590	06/01/16
Fox Hall Apartments	Columbia Nat'l - Freddie Mac	5.61%	47,000	06/01/17
Mill Towne Village	Prudential - Fannie Mae	5.99%	24,239	09/01/17
Royal Gardens Apts.	M&T Realty - Freddie Mac	5.83%	47,000	11/01/17
Village Square 1, 2 & 3	Prudential - Fannie Mae	5.81%	39,285	12/01/17
Chatham Hill	M&T Realty - Freddie Mac	5.59%	42,462	01/01/18
William Henry Apartments	PNC - Fannie Mae	4.85%	27,383	01/01/18
Seminary Towers Apartments	Prudential - Fannie Mae	5.49%	53,515	07/01/18
The Manor (MD)	Prudential - Fannie Mae	4.23%	44,245	11/01/18
Bonnie Ridge - 1st	Prudential Life	6.60%	7,663	12/15/18
Bonnie Ridge - 2nd	Prudential Life	6.16%	16,554	12/15/18
Bonnie Ridge - 3rd	Prudential Life	6.07%	23,640	12/15/18
Annapolis Roads	Amerisphere - Fannie Mae	5.12%	22,982	01/01/19

HOME PROPERTIES®

Debt Summary Schedule
($ in thousands)

Property	Lender	Interest Rate %	12/31/13 Balance	Maturity Date
Ridgeview at Wakefield Valley	M&T Realty - Freddie Mac	5.75%	17,447	01/01/19
The Sycamores	M&T Realty - Freddie Mac	5.71%	20,335	01/01/19
Top Field Apartments	M&T Realty - Fannie Mae	4.84%	15,888	01/01/19
Westwood Village	M&T Realty - Freddie Mac	5.68%	44,548	01/01/19
The Brooke at Peachtree	Wells Fargo - Fannie Mae	5.47%	11,771	07/01/19
Glen Manor	Prudential - Fannie Mae	5.83%	7,599	08/01/19
Ridley Brook	Prudential - Fannie Mae	5.83%	12,616	08/01/19
The Courts at Fair Oaks	Walker&Dunlop - Freddie CME	4.50%	47,150	08/01/19
Southern Meadows	Red Mortgage - Fannie Mae	5.36%	39,018	10/01/19
Elmwood Terrace	M&T Realty - Fannie Mae	5.56%	25,647	11/01/19
Lakeview	Greystone - Fannie Mae	5.31%	8,698	12/01/19
The Landings	Prudential - Fannie Mae	5.60%	25,055	01/01/20
East Meadow Apartments	M&T Realty - Freddie Mac	5.40%	14,101	05/01/20
Selford Townhomes	M&T Realty - Freddie Mac	5.40%	8,525	05/01/20
Stone Ends Apts.	M&T Realty - Freddie Mac	5.40%	24,012	05/01/20
Tamarron Apartments	M&T Realty - Freddie Mac	5.40%	14,109	05/01/20
The Manor (VA)	M&T Realty - Freddie Mac	5.40%	13,242	05/01/20
Woodmont Village	M&T Realty - Freddie Mac	5.40%	9,555	05/01/20
Trexler Park	Greystone - Fannie Mae	4.34%	36,731	08/01/20
Arbor Park of Alexandria	Prudential - Fannie Mae	4.35%	92,638	11/01/20
New Orleans Park	M&T Realty - Fannie Mae	4.58%	22,545	11/01/20
Racquet Club East	PNC - Fannie Mae	4.74%	36,116	12/01/20
Heritage Woods Apts	Greystone - Fannie Mae	5.39%	13,922	01/01/21
The Meadows at Marlborough	Prudential - Fannie Mae	5.50%	20,344	01/01/21
Home Properties of Devon	M&T Realty - Fannie Mae	4.85%	58,303	08/01/21
Pleasant View Gardens	Prudential - Fannie Mae	4.51%	91,733	11/01/21
Dunfield Townhomes	Midland Mortgage - HUD	5.25%	10,519	09/01/28
Highland House	Arbor Comml - Fannie Mae	6.32%	5,343	01/01/29
Wtd Avg - Fixed Secured		5.21%	$1,731,177	

HOME PROPERTIES®

Debt Summary Schedule
($ in thousands)

Property	Lender	Interest Rate %	12/31/13 Balance	Maturity Date
Variable Rate Secured				
Cider Mill Apts	M&T Realty - Freddie Mac	3.07%	58,709	01/01/17
Sherry Lake	M&T Realty - Freddie Mac	2.91%	24,331	04/01/17
Wtd Avg - Variable Secured		3.02%	$ 83,040	
Wtd Avg - Total Secured Debt		5.11%	$ 1,814,217	
Fixed Rate Unsecured				
Private Placement Senior Notes - Series A	Various Investors	4.46%	$ 90,000	12/19/18
Private Placement Senior Notes - Series B	Various Investors	5.00%	60,000	12/19/21
Senior Notes	Prudential Life Insurance	4.16%	50,000	06/27/19
Bank Term Loan w/ Interest Rate Swap	M&T Bank et. al.	1.69%	250,000	08/18/18
Variable Rate Unsecured				
Revolving Line of Credit	M&T Bank et. al.	1.19%	193,000	08/18/17
Wtd Avg - Total Unsecured Debt		2.43%	$ 643,000	
Total Combined Debt		4.41%	$2,457,217	

HOME PROPERTIES®

Debt Summary Schedule
($ in thousands)

% Of Portfolio - Fixed	88.8%	
% Of Portfolio - Variable	11.2%	

	Interest Rate %	Years To Maturity
Wtd Avg - Total Fixed Rate Debt	4.75%	4.59
Wtd Avg - Total Variable Rate Debt	1.74%	3.46
Wtd Avg - Combined Debt	4.41%	4.46

Total Debt Maturity Schedule	Exclusive of Revolving Line of Credit						
Year of Maturity	**Fixed Rate**		**Variable Rate**		**Total**		
	Wtd Avg Rate	Debt	Wtd Avg Rate	Debt	Debt	% Of Total	
2014	5.17%	$ 63,498	-	$ -	$ 63,498	2.80%	
2015	5.17%	223,336	-	-	223,336	9.86%	
2016	5.40%	300,866	-	-	300,866	13.29%	
2017	5.78%	157,524	3.02%	83,040	240,564	10.62%	
2018	3.55%	555,462	-	-	555,462	24.53%	
2019	5.14%	323,699	-	-	323,699	14.30%	
2020	4.82%	296,628	-	-	296,628	13.10%	
2021	4.84%	244,302	-	-	244,302	10.79%	
2022	-	-	-	-	-	0.00%	
2023	-	-	-	-	-	0.00%	
2024 - 2029	5.61%	15,861	-	-	15,861	0.70%	
TOTAL	4.75%	$ 2,181,177	3.02%	$ 83,040	$ 2,264,217	100.00%	

HOME PROPERTIES®

Debt Summary Schedule

Unencumbered Properties

Property		# Units	Region	State
Canterbury Apartments		618	Baltimore	MD
Gateway Village		132	Baltimore	MD
Howard Crossing		1,350	Baltimore	MD
Middlebrooke Apartments		208	Baltimore	MD
Morningside Heights		1,050	Baltimore	MD
Saddle Brooke Apartments	*	468	Baltimore	MD
The Apts at Cambridge Court		544	Baltimore	MD
The Coves at Chesapeake		469	Baltimore	MD
Westbrooke Apartments		110	Baltimore	MD
Gardencrest		696	Boston	MA
Liberty Place		107	Boston	MA
Middlesex Crossing	*	252	Boston	MA
The Commons at Haynes Farm		302	Boston	MA
The Heights at Marlborough		348	Boston	MA
The Townhomes of Beverly		204	Boston	MA
The Village at Marshfield		276	Boston	MA
Westwoods		35	Boston	MA
Liberty Commons		120	Boston	ME
Redbank Village		500	Boston	ME
Blackhawk Apartments		371	Chicago	IL
Courtyards Village		224	Chicago	IL
Lakeview Townhomes		120	Chicago	IL
The Colony		783	Chicago	IL
The Gates of Deer Grove		204	Chicago	IL
The New Colonies		672	Chicago	IL
Bayview & Colonial		160	Long Island	NY
Cambridge Village		82	Long Island	NY
Crescent Club		257	Long Island	NY
Heritage Square		80	Long Island	NY
Holiday Square		144	Long Island	NY

Property		# Units	Region	State
Lake Grove Apartments		368	Long Island	NY
Yorkshire Village		40	Long Island	NY
Barrington Gardens		148	New Jersey	NJ
East Hill Gardens		33	New Jersey	NJ
Hackensack Gardens		198	New Jersey	NJ
Jacob Ford Village		270	New Jersey	NJ
Oak Manor		77	New Jersey	NJ
Pleasure Bay		270	New Jersey	NJ
Wayne Village		275	New Jersey	NJ
Windsor Realty		67	New Jersey	NJ
Hill Brook Apartments		274	Philadelphia	PA
Home Properties of Bryn Mawr		316	Philadelphia	PA
Racquet Club South		103	Philadelphia	PA
Stone Hill Apartments	*	204	Philadelphia	PA
Waterview		203	Philadelphia	PA
1200 East West Highway		247	Washington, D.C.	MD
Hunter's Glen		108	Washington, D.C.	MD
Seminary Hill		296	Washington, D.C.	MD
Courts at Huntington Station		421	Washington, D.C.	MD
Woodleaf Apartments		228	Washington, D.C.	MD
Braddock Lee		255	Washington, D.C.	VA
Mt. Vernon Square		1,387	Washington, D.C.	VA
Newport Village		937	Washington, D.C.	VA
Park Shirlington		294	Washington, D.C.	VA
Somerset Park		108	Washington, D.C.	VA
The Apts at Cobblestone Square		314	Washington, D.C.	VA
The Courts at Dulles		411	Washington, D.C.	VA
Village at Potomac Falls		247	Washington, D.C.	VA
West Springfield Village		244	Washington, D.C.	VA
Woodway at Trinity Centre		504	Washington, D.C.	VA

Total Number of Units: 19,733
Total Number of Properties: 60

* Property added to unencumbered pool during Q4 '13.

Recurring Capital Expenditure Summary

For 2013 the Company estimates that the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment will remain unchanged at $848 per apartment unit.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements are expected to directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure per Unit per Year[2]	Maintenance Expense Cost per Unit per Year[3]	Total Cost per Unit per Year
Appliances	$ 1,624	9	$ 180	$ 13	$ 193
Blinds, shades	135	3	45	5	50
Carpets, cleaning	760	4	190	142	332
Computers, equipment, misc.[4]	120	6	20	2	22
Contract repairs	-	-	-	250	250
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	24	52
Furnace, air (HVAC)	854	24	36	24	60
Hot water heater	293	7	42	-	42
Interior painting	-	-	-	178	178
Kitchen, bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	120	120
New roof	880	24	37	-	37
Parking lot site	750	15	50	-	50
Pool, exercise facility	147	15	10	38	48
Windows major	1,663	20	83	-	83
Miscellaneous [6]	326	17	19	-	19
Total	$ 9,086		$ 848	$ 796	$ 1,644

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $796 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule.

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $848 per unit is spent on recurring capital expenditures in 2013. During the three months ended December 31, 2013 approximately $212 per unit was spent on recurring capital expenditures. For the twelve months ended December 31, 2013 approximately $848 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating capital improvements for the three and twelve months ended December 31, 2013 as follows:

For the three months ended December 31, 2013
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 125	$ 3	$ 125	$ 3
Major building improvements	1,319	33	5,458	135	6,777	168
Roof replacements	375	9	615	15	990	24
Site improvements	609	15	3,359	83	3,968	98
Apartment upgrades	1,314	33	10,484	258	11,798	291
Appliances	1,780	44	-	-	1,780	44
Carpeting/flooring	2,211	54	1,729	43	3,940	97
HVAC/mechanicals	791	19	4,787	118	5,578	137
Miscellaneous	203	5	205	5	408	10
Total	$ 8,602	$ 212	$ 26,762	$ 660	$ 35,364	$ 872

[a] Calculated using the weighted average number of units owned, including 38,440 core units, 2012 acquisition units of 2,018, and 2013 acquisition units of 119 for the three months ended December 31, 2013.

For the twelve months ended December 31, 2013
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 404	$ 10	$ 404	$ 10
Major building improvements	5,263	130	19,440	480	24,703	610
Roof replacements	1,498	37	2,596	64	4,094	101
Site improvements	2,429	60	11,640	287	14,069	347
Apartment upgrades	5,514	136	37,165	918	42,679	1,054
Appliances	6,835	169	37	1	6,872	170
Carpeting/flooring	8,826	218	5,482	135	14,308	353
HVAC/mechanicals	3,158	78	16,393	405	19,551	483
Miscellaneous	810	20	2,517	62	3,327	82
Total	$ 34,333	$ 848	$ 95,674	$ 2,362	$ 130,007	$ 3,210

[a] Calculated using the weighted average number of units owned, including 38,440 core units, 2012 acquisition units of 2,018, and 2013 acquisition units of 30 for the twelve months ended December 31, 2013.

Capital Expenditure Summary (continued)

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended December 31, 2013
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 8,163	$ 212	$ 24,139	$ 628	$ 32,302	$ 840
2013 Acquisition Communities	11	92	-	-	11	92
2012 Acquisition Communities	428	212	2,623	1,300	3,051	1,512
Subtotal	8,602	212	26,762	660	35,364	872
2013 Disposed Communities	5	87	0	2	5	89
2012 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [b]	-	-	-	-	323	-
Total	$ 8,607	$ 212	$ 26,762	$ 659	$ 35,692	$ 870

[a] Calculated using the weighted average number of units owned, including 38,440 core units, 2012 acquisition units of 2,018, 2013 acquisition units of 119, and 2013 disposed units of 56 for the three months ended December 31, 2013.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

For the twelve months ended December 31, 2013
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 32,611	$ 848	$ 88,533	$ 2,303	$ 121,144	$ 3,151
2013 Acquisition Communities	11	367	-	-	11	367
2012 Acquisition Communities	1,711	848	7,141	3,539	8,852	4,387
Sub-total	34,333	848	95,674	2,362	130,007	3,210
2013 Disposed Communities	369	848	13	29	382	877
2012 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [b]	-	-	-	-	2,153	-
Total	$ 34,702	$ 848	$ 95,687	$ 2,338	$ 132,542	$ 3,186

[a] Calculated using the weighted average number of units owned, including 38,440 core units, 2012 acquisition units of 2,018, 2013 acquisition units of 30, and 2013 disposed units of 435 for the twelve months ended December 31, 2013.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 12/31/2013	Quarter 12/31/2012	Change
Net Operating Income	$ 99,206	$ 96,148	3.2%
Less: Non-recurring Capex @ 6%	(1,448)	-	-
Adjusted Net Operating Income	$ 97,758	$ 96,148	1.7%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

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Development Pipeline as of December 31, 2013
($ in thousands)

	Property Type	Units when Complete	Cost Estimate	Cost Estimate Per Unit	Costs Incurred [1]	Start	Initial Occup	Date Complete	% Complete [2]	% Leased [3]	% Physical Occup [4]
Under construction:											
Eleven55 Ripley	Mid-Rise and	379	$ 111,000	$ 293	$ 97,171	4Q 11	4Q 13	1H 14	57.0%	14.8%	6.6%
Silver Spring, MD	High-Rise										
Courts at Spring Mill Station	Donut/Podium	385	89,000	231	42,504	2Q 12	2Q 14	2H 14	0.0%	n/a	n/a
Conshohocken, PA											
Pre-construction:											
Concorde Circle	Garden	300+	tbd	tbd	14,642	tbd	tbd	tbd	n/a	n/a	n/a
Linthicum, MD											
Westpark Tysons (part of Arbor Row	Mid-Rise and	694	232,000	334	33,659	2014	tbd	tbd	n/a	n/a	n/a
final development plan)	High-Rise										
Tysons Corner, VA											
Total					$ 187,976						

[1] Classified as Construction in Progress at December 31, 2013.

[2] Represents the percentage of units that have been completed and are available to rent as of February 5, 2014.

[3] Represents the percentage of units that have been leased as of February 5, 2014.

[4] Represents the percentage of units occupied as of February 5, 2014.

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2014 Earnings Guidance

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2014 compared to 2013					
FFO per share - **2014** guidance	$1.02 - $1.06	Information for subsequent quarters will be provided in future earnings press releases			$4.44 to $4.60
Midpoint of guidance	$1.04				$4.52
FFO per share - **2013** actual	$1.053	$1.113	$1.086	$1.111	$4.368
Projected improvement	-1.2%				3.5%

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2014 compared to 2013 based on "Operating FFO" - OFFO					
OFFO per share - **2014** guidance	$1.02 - $1.06	Information for subsequent quarters will be provided in future earnings press releases			$4.45 to $4.61
Midpoint of guidance	$1.04				$4.53
OFFO per share - **2013** actual	$1.053	$1.113	$1.087	$1.115	$4.373
Actual/projected improvement	-1.2%				3.6%

The difference between FFO and OFFO is expensed acquisition costs.

2014 Earnings Guidance

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Core Property Assumptions:					
Total revenue growth	2.5%	Information for subsequent quarters will be provided in future earnings press releases			2.6% to 3.6%
Expense growth	3.5%				3.0% to 4.0%
NOI growth	1.7%				2.5% to 3.5%

In 2013, weighted average rent was up 3.2% and economic occupancy was down 0.1%, producing 3.1% base rental growth. Other income slightly increased, resulting in 3.2% growth in total revenue.

In 2014, we expect weighted average rent will be up 3.0%, with economic occupancy up 0.2%, producing 3.2% base rental growth, 10 basis points greater than 2013. Other income growth rate is expected to be less than 3.0%, resulting in 3.1% growth in total revenue at the midpoint of guidance.

After four consecutive years of negative expense growth (2009 - 2012) , in 2013 we experienced only a slight increase of 1.8%. We expect pressure on certain line items in 2014 resulting in Operating and Maintenance expenses projected to go up 3.0% to 4.0%. Some of the line items where we expect above average increases include: personnel costs (specifically from health care and the effects of new regulations) up 5.2%; real estate taxes up 5.6%; and property insurance up 7%.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Core Occupancy Assumptions:					
2014 physical occupancy	94.9%	Information for subsequent quarters will be provided in future earnings press releases			95.3%
2013 physical occupancy	95.5%				95.2%
Change in occupancy	-0.6%				0.1%

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2014 Earnings Guidance

Annual growth by region:	2013 % of Units	2013 Total Revenue	2014 Same Store Growth Projection		
			Total Revenue	Expenses	NOI
Boston	8.6%	4.4%	3.3%	2.3%	3.9%
Florida	2.2%	4.9%	4.4%	5.0%	3.8%
Philadelphia	12.8%	3.3%	3.4%	2.9%	3.8%
Washington, DC	27.4%	2.5%	3.1%	2.9%	3.2%
Baltimore	23.7%	2.9%	3.2%	4.1%	2.7%
Chicago	6.7%	3.9%	2.6%	2.7%	2.5%
New Jersey/Long Island	18.6%	3.5%	2.9%	4.8%	1.7%
Total	100.0%	3.2%	3.1%	3.5%	3.0%

Expense growth rates assumed for the midpoint of guidance for every expense category are as follows:

	% of Total Expenses	% Increase Over 2013
Electricity	3.4%	1.1%
Natural gas heating costs	5.6%	-3.4%
Water and sewer	8.1%	3.4%
Repairs and maintenance	14.2%	4.0%
Total personnel costs	23.6%	5.2%
Real estate taxes	27.4%	5.6%
Property insurance	2.9%	7.0%
Advertising	2.2%	3.4%
Legal & Professional	0.5%	-38.2%
Office & telephone	2.8%	4.0%
Snow removal	0.5%	-0.4%
Trash	1.6%	3.0%
Property management G & A	7.2%	0.7%
	100.0%	3.5%

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2014 Earnings Guidance

General & Administrative costs are expected to decrease 2.4% at the midpoint and range between $27.4 million and $28.2 million. The first two quarters are when we anticipate normal equity grants, pushing the dollar amount up higher in comparison to the year as a whole as significant amounts of equity grants are immediately expensed, based on retirement eligilibility status, versus written off over the vesting period. We expect the first quarter to range from $9.3 million to $9.5 million, and the second quarter to range from $7.0 million to $7.2 million. The third and fourth quarters settle back down to a range of $5.6 million to $5.8 million and $5.5 million to $5.7 million, respectively.

Interest Expense is projected to be $101.9 million to $102.7 million for the year, without significant differences between the quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Development NOI 2014 projected run rate (includes both Eleven55 Ripley and Courts at Spring Mill)	$25K	$425K	$975K	$1,475K	$2,900K
Acquisition range of $150 million to $250 million.	$0	$100M	$50M	$50M	$200M
Disposition range of $160 million to $260 million	$110M	$0	$50M	$50M	$210M

Anticipated **expense from acquisition costs** for 2014 of $0.9 million versus actual of $0.3 million in 2013.

Development spend of $60 million.

Capital expenditures:

Recurring	$35 million
Upgrading and repositioning	$100 million